metabolic

8 August, 2005

SEC MAIL PROCESSING
RECEIVED
AUG 1 7 2005
WASH. D.C. 192 SECTION

Securities and Exchange Commission
Division of Corporate Finance
Office of Internati[redacted]
450 Fifth Street, N
Washington D.C. :
U.S.A.

05010550

EXPRESS POST

Dear Sir/Madam,

Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
5 July 2005	ASX	Investor Update	5
21 July 2005	ASX	Share Purchase Plan Results	10
28 July 2005	ASX	Appendix 3B – Application for Quotation of Additional Securities	7
28 July 2005	ASIC	Form 484 – Change to Company Details – Issue of Shares	2
4 August 2005	ASX	Appendix 3Y – change of Director's Interest Notice – A Emmett	2
4 August 2005	ASX	Appendix 3Y – change of Director's Interest Notice – C Belyea	2
4 August 2005	ASX	Appendix 3Y – change of Director's Interest Notice – E Vos	2
8 August 2005	ASX	Appendix 3B – Application for Quotation of Additional Securities	7
8 August 2005	ASIC	Form 484 – Change to Company Details – Issue of Shares	2

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

Yours faithfully,
Metabolic Pharmaceuticals Limited

BShave

Belinda Shave
Financial Controller & Company Secretary

8/18

(MPSEC8-8-05.doc)

File No. 82-34880

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 05/07/2005

TIME: 12:10:39

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Investor Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

metabolic

ABN 96 083 866 862

Metabolic Pharmaceuticals: Investor Update
5th July 2005

1. **CEO's Overview**
2. **AOD9604 (Obesity) update**
3. **ACV1 (Pain) update**
4. **AusIndustry Grant for ACV1**
5. **$10m placement and Share Purchase Plan**

1. CEO's Overview:

I have now been CEO of Metabolic Pharmaceuticals for five months and I am very happy with the way the company is progressing. We have had a busy and productive year to date, and we now have two very exciting drugs in the clinic. Both have the potential, if successful, to be blockbusters with annual sales exceeding US$1 billion per annum. These are our obesity drug, AOD9604, and our pain drug, ACV1. For any biotechnology company to have two such high potential drugs in the clinic is quite an achievement.

The next trial with AOD9604 will test lower doses and longer dosing periods than the recently completed Phase 2b trial, and a positive outcome in either parameter will add significant value to the drug. We have previously announced the details of this new trial and these are elaborated upon later in this update.

We are excited about AOD9604 because the potential market is very large and because the drug has the possibility of helping huge numbers of people who struggle with the problem of unwanted weight gain and the many associated health risks. According to a 1999-2000 study by the North American Association for the Study of Obesity, 64% of adults in the USA are overweight (BMI >25) and 31% are obese (BMI >30), representing an increase of about 36% over the last 20 years. Much of the rest of the world is not far behind, including Australia.

In the USA alone, it is estimated that about $40 billion per year is spent on weight control including surgery, diet programs and drugs. Less than one billion is spent on prescription drugs (about $800 million in 2004) because the only two readily available (Xenical and Meridia) have safety or tolerability problems. AOD9604 has demonstrated thus far that it works at least as well as, and is safer and better tolerated than, either of those drugs. According to PharmaLive's Med Ad News (Jan 2005), analysts have estimated that the next prescription drug likely to reach the market (Acomplia from Sanofi-Aventis) will quickly reach a billion dollars in sales and could reach peak sales of US$6 billion. It is worth noting that since Acomplia is an appetite suppressant, it is likely to be complementary to AOD9604, rather than in competition with it. This is because AOD has a completely different mode of action (improved fat metabolism).

Given the above, we believe that there is a very large potential market for AOD9604.

With regard to partnering of AOD9604, the company can confirm that it is in significant discussions with a number of major pharmaceutical companies looking into potential partnering and commercialization opportunities for AOD9604. However, as with any discussions of this nature, we must continue to point out that the outcomes remain unpredictable.

ACV1 for neuropathic pain will be Metabolic's second drug to enter human clinical trials. We are excited about ACV1 for much the same reasons we are excited about AOD9604. There is a serious need for new painkillers with novel mechanisms of action and limited side effects. ACV1 has a novel mechanism of action and from studies to date, appears to be well tolerated.

The total global pain drug market is approximately US$40 billion and projected to grow to US$75 billion by 2010 (Espicom Business Intelligence 2005). For neuropathic pain (the current, but probably not the only target of ACV1), the prescription drug market is currently US$2.5billion and is forecast to grow to US$5.5 billion by 2010 (Espicom 2005). Until recently, only one drug (Neurontin) has addressed this market need but only about a third of patients have clinically significant relief. Neurontin had global sales in 2004 of US$2.7 billion (including some use for seizures).

Metabolic was recently awarded an AusIndustry Grant from the Federal Government to help in the clinical development of its ACV1 project. This grant of approximately $450,000 will significantly offset the cost of our Phase 1 trial.

We would hope that the addition of ACV1 to our clinical pipeline might have an impact on our valuation over the next few months. Phase 1 will be completed this year and Phase 2 will commence in the first half of next year. Details on the current Phase 1 human clinical trial are provided later in the update.

Since joining Metabolic I have completed a number of "road shows" and presentations around Australia and in the USA and Europe. The Metabolic story has been well received overseas with investors following the company with interest. In Australia we continue to be supported by our major institutional investors and the oversubscription of our recent placement is an indication of the continuing interest of Australian and overseas investors in the potential of our two drugs.

The Company has strengthened its balance sheet as a result of the A$10 million placement. In addition, we have opened a Share Purchase Plan Offer to shareholders which closes on 15 July, 2005. We look forward to a strong show of support from our shareholders to assist us in the development of our two lead compounds and we thank the loyal shareholders who have supported us over the years.

I expect to be able to report in our next update the continuation of our excellent progress as our two drugs advance through their clinical development.

Roland Scollay PhD, CEO and MD.

2. AOD9604 Obesity Drug - Next Phase 2 Clinical Trial preparations

Metabolic reported on June 5 that the new AOD9604 Phase 2 dose-finding clinical study has now been designed, based on experience from the recently completed trial, and with input from a wide variety of sources. The trial will test lower doses and longer dosing periods than the recently completed Phase 2b trial.

The trial will test three different daily doses (tablets of 1mg, 0.5 mg, 0.25 mg and placebo). Between 10 and 15 clinical trial sites throughout Australia and in New Zealand will participate. Included are sites in WA, SA, Victoria, NSW, ACT and Queensland. As in the previous trial, the primary efficacy endpoint will be weight loss after 12 weeks of treatment, although the patients will be treated for a total of 24 weeks to gather valuable information on the longer-term benefits of the drug. It is anticipated that about 480 obese (BMI>30) patients will be recruited. The study is conservatively powered to achieve statistical significance for the primary endpoint if the average weight loss effect above placebo is more than 1.8 kg. In the previous trial the effect was 2.0 kg (2.8 kg compared to placebo 0.8 kg).

All recruits will be given a formal weight loss and exercise program, as close as possible to the programs used in Phase 3 trials on other obesity drugs. This will provide the best prediction of the outcome of a future Phase 3 trial with AOD9604.

The detailed protocol is currently in preparation for submission to the institutional ethics committees for approval at the selected trial sites. The ethics approval process and the tablet manufacture are the time critical activities which affect the commencement date of the trial. The trial is projected to commence later this year as soon as these milestones are in place, with recruitment starting late Q3 or early Q4. We expect to complete the 24 week dosing period late next year.

The plans for this trial have been devised in parallel with our partnering discussions with a number of major pharmaceutical companies. These discussions are ongoing and could result in a partnering deal at any time before, during or after this next trial.

3. ACV1 Neuropathic Pain Drug - Phase 1 Clinical Trial starts

Dosing in the ACV1 Phase 1 human clinical trial commenced last month and two dose levels have been completed so far. The trial is expected to be complete before the end of this year.

This is a randomised, double-blind, placebo-controlled Phase 1 study, the first time ACV1 has been administered to humans. The main aims are to assess the safety, tolerability, and pharmacokinetics of both single doses and multiple (7) daily doses of ACV1 administered by subcutaneous injection in healthy, male volunteers.

Up to six dose levels will be evaluated in both the single ascending dose and multiple ascending dose parts of the study. At each dose level five different subjects will be studied; four subjects will be randomised to receive the active ACV1 drug and one subject will be randomised to receive placebo (a solution without the active drug) for comparison. The multiple ascending dose part of the study will commence once the single ascending dose part of the study is completed.

Volunteers will be monitored for a range of safety parameters while resident in the clinical study unit. Blood samples will be collected for the measurement of ACV1 levels to ascertain the pharmacokinetics of the drug i.e. information on the way the drug is absorbed, distributed and eliminated from the body.

A positive outcome would allow Phase 2 efficacy trials to be conducted in 2006.

4. AusIndustry Grant on ACV1

Metabolic reported on June 14 the award of an AusIndustry "Commercial Ready" Grant totaling A$449,902 from the Federal Government, representing approximately half of the expected costs to the company in conducting the Phase 1 single and multiple dose human clinical trial on ACV1.

5. A$10m capital injection and Shareholder Purchase Plan

Metabolic reported on 14 June that it has successfully raised A$10 million through a private placement to domestic and offshore, institutional and professional investors. The capital raising was conducted by way of a private placement of fully paid ordinary shares at A$0.61 per share and was over subscribed.

All existing shareholders have an opportunity to participate under the same terms through a Share Purchase Plan (SPP) offer. The SPP offer will enable each shareholder to purchase up to A$5,000 worth of ordinary shares at the placement price of A$0.61 per share. This offer is open to all shareholders who held shares as at the record date of 23 June 2005. Documentation in relation to this offer was mailed to shareholders on the 27 June 2005 and the offer will close on 15 July.

Funds raised from the placement and SPP will be primarily used to further progress the development of our lead drugs – AOD9604 and ACV1.

Background to AOD9604

AOD9604 is a small, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Counteraction of this imbalance by daily dosing with AOD9604 is believed to normalize suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule.

Background to ACV1

ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side-effects. The potential range of indications for ACV1 extend to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

ACV1 specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effect. A Phase 1 clinical trial commenced in June 2005.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and is listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets and currently has development programs aimed at treating obesity (AOD9604 - Phase 2b trial completed, further Phase 2b dose finding study in preparation), and neuropathic pain (ACV1 – Phase 1 commenced June 05). Metabolic also has discovery programs targeting type 2 diabetes and, in collaboration with Neuren Ltd, nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Contact Information:

Roland Scollay – CEO,
E-mail: roland.scollay@metabolic.com.au
Phone: +61-3-9860-5700

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/07/2005

TIME: 11:27:50

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Share Purchase Plan Results

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

metabolic

Share Purchase Plan increases recent capital raising proceeds to A$14 million

21st July 2005

- **SPP raises additional $4 million**
- **Metabolic sufficiently funded to complete planned trials for both obesity and pain drugs**

The Board of Metabolic is pleased to announce that it has raised $4.04 million in its Share Purchase Plan (SPP) offer to shareholders, which closed on Friday 15th July, 2005. The shares will be issued at a price of $0.61.

Added to the $10m raised recently in a private placement to institutions and sophisticated investors, also at $0.61, this increases capital raised over the last month to a total of $14 million.

Metabolic is now in a strong cash position with total cash reserves in excess of $20 million. This allows the company to complete the Phase 2 dose finding study of the obesity drug AOD9604 planned to start by October this year, and to complete the current Phase 1 trial of its pain drug, ACV1.

Dr. Roland Scollay, CEO of Metabolic said: "We are very pleased with the show of support for our lead drugs targeting obesity and neuropathic pain. Shareholders recognize the potential value added by these further clinical trials and this naturally puts us in a stronger position in our ongoing discussions with potential pharmaceutical partners".

All shares issued under the SPP will rank equally with the company's existing ordinary shares. Shares will be quoted on the ASX on or about 29 July 2005.

The Board wishes to thank all the shareholders who participated in the SPP, enabling the company to continue the development of its exciting portfolio of drugs.

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

Background to AOD9604

AOD9604 is a small, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Counteraction of this imbalance by daily dosing with AOD9604 is believed to normalize suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule.

Background to ACV1

ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side effects. The potential range of indications for ACV1 extends to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

ACV1 specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effects. A Phase 1 clinical trial began in June 2005.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and is listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets and currently has development programs aimed at treating obesity (AOD9604 - Phase 2b trial completed, further Phase 2b dose finding study in preparation), and neuropathic pain (ACV1 – Phase 1 commenced in June 05). Metabolic also has discovery programs targeting type 2 diabetes and, in collaboration with Neuren Ltd, nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Contact Information:

Roland Scollay – CEO, roland.scollay@metabolic.com.au

Phone: +61-3-9860-5700

File No. 82-34880

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/07/2005

TIME: 12:50:44

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(a) 6,628,833 Ordinary Shares (b) Forfeiture of 50,000 MBPAQ unquoted employee Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 6,628,833 Ordinary Shares (b) Forfeiture of 50,000 MBPAQ unquoted employee Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(a) Issue of 6,628,833 Ordinary Shares subscribed for by existing shareholders at $0.61 per share pursuant to an offer made under the company's Share Purchase Plan. (b) Forfeiture of 50,000 MBPAQ unquoted employee options.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(a) Yes (b) Not applicable
5	Issue price or consideration	(a) 6,628,833 at $0.61 per share – total $4,043,588.13. b) Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(a) Issue of 6,628,833 Ordinary Shares subscribed for by existing shareholders at $0.61 per share pursuant to an offer made under the company's Share Purchase Plan. (b) Forfeiture of 50,000 MBPAQ unquoted employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 July, 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	253,925,986	MBP

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,523,800 1,130,769 183,333	MBPAQ MBPAS MBPAU

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: B Shave (Company secretary) Date: 28 July 2005

Print name: BELINDA SHAVE

== == == == ==

+ See chapter 19 for defined terms.

Australian Securities & Investments Commission

File No. 82-34880

RECEIVED AUG 17 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 192

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: Metabolic Pharmaceuticals Limited

ACN/ABN: 96 083 866 862

Corporate key: 60124512

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: Metabolic Pharmaceuticals Limited

ASIC registered agent number (if applicable):

Telephone number: (03) 9860 5700

Postal address: Level 3
509 St. Kilda Road, Melbourne, VIC 3004

Total number of pages including this cover sheet: 2

Please provide an estimate of the time taken to complete this form. ___ hrs ___ mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: Belinda Shave

Capacity
☐ Director
☒ Company secretary

Signature: B Shave

Date signed: 28/07/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
Ordinary	6,628,833	61 cents	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

27/07/05

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

File No. 82-34880

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/08/2005

TIME: 13:22:39

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice - Arthur Emmett

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**METABOLIC PHARMACEUTICALS LIMITED**
ABN	**96 083 866 862**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**ARTHUR EMMETT**
Date of last notice	**13 SEPTEMBER, 2004**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**(a) Directly held** **(b) Indirectly held**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**(a) ARTHUR EMMETT** **(b) THE WEST WIALONG A/C**
Date of change	**31 JULY 2005**
No. of securities held prior to change	**a) DIRECTLY HELD by Arthur Emmett:** **- 257,692 Fully Paid Ordinary Shares (ASX Code: MBP)** **- 92,308 Unquoted Options (ASX Code: MBPAS)** **(b) INDIRECTLY HELD by The West Wialong A/C:** **- 136,500 Fully Paid Ordinary Shares (ASX Code: MBP)**
Class	**Unquoted Options (ASX Code: MBPAS)**
Number acquired	
Number disposed	**92,308 Unquoted Options (ASX Code: MBPAS) expired unexercised on 31 July 2005**

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**Not applicable**
No. of securities held after change	**a) DIRECTLY HELD by Arthur Emmett:** **- 257,692 Fully Paid Ordinary Shares (ASX Code: MBP)** **(b) INDIRECTLY HELD by The West Wialong A/C:** **- 136,500 Fully Paid Ordinary Shares (ASX Code: MBP)**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Expiry of Unquoted Options**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

File No. 82-34880

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/08/2005

TIME: 13:24:55

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice - Chris Belyea

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**METABOLIC PHARMACEUTICALS LIMITED**
ABN	**96 083 866 862**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**CHRISTOPHER BELYEA**
Date of last notice	**13 SEPTEMBER 2004**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**(a) Directly held** **(b) Indirectly held**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**(a) Christopher Belyea** **(b) Tate and Belyea Superannuation Fund**
Date of change	**31 July 2005**
No. of securities held prior to change	**(a) DIRECTLY HELD by Christopher Belyea:** **- 224,077 Fully Paid Ordinary Shares (ASX Code: MBP)** **- 276,923 Unquoted Options (ASX Code MBPAS)** **(b) INDIRECTLY HELD** **- 240,000 Fully Paid ordinary Shares (ASX Code: MBP)**
Class	**Unquoted Options (ASX Code: MBPAS)**
Number acquired	

Number disposed	**276,923 Unquoted Options (ASX Code: MBPAS) expired unexercised on 31 July 2005**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**Not Applicable**
No. of securities held after change	**(a) DIRECTLY HELD by Christopher Belyea:** **- 224,077 Fully Paid Ordinary Shares (ASX Code: MBP)** **(b) INDIRECTLY HELD** **- 240,000 Fully Paid ordinary Shares (ASX Code: MBP)**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Expiry of Unquoted Options**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

File No. 82-34880

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: **COMPANY ANNOUNCEMENTS OFFICE**

DATE: 04/08/2005

TIME: 13:23:04

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice - Evert Vos

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**METABOLIC PHARMACEUTICALS LIMITED**
ABN	**96 083 866 862**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**EVERT VOS**
Date of last notice	**17 December 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECTLY HELD
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	31 JULY 2005
No. of securities held prior to change	- 283,077 Fully Paid Ordinary Shares (ASX CODE: MBP) - 276,923 Unquoted Options (ASX Code: MBPAS)
Class	Unquoted Options (ASX Code: MBPAS)
Number acquired	
Number disposed	276,923 Unquoted Options (ASX Code: MBPAS) expired unexercised on 31 July 2005

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Not applicable
No. of securities held after change	283,077 Fully Paid Ordinary Shares (ASX Code: MBP)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Expiry of Unquoted Options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

File No. 82-34880

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 08/08/2005

TIME: 12:23:07

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

METABOLIC PHARMACEUTICALS LIMITED

ABN

96 083 866 862

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(a) Ordinary Shares on exercise of 484,615 unquoted MBPAS options. (b) Forfeiture of 646,154 MBPAS unquoted options (c) Forfeiture of 64,000 MBPAQ unquoted options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a) 484,615 Ordinary Shares (b) Forfeiture of 646,154 MBPAS unquoted options (c) Forfeiture of 64,000 MBPAQ unquoted options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(a) 484,615 Ordinary Shares on exercise of unquoted MBPAS options (b) Forfeiture of 646,154 MBPAS unquoted options (c) Forfeiture of 64,000 MBPAQ unquoted options

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(a) Yes (b) Not applicable (c) Not applicable
5	Issue price or consideration	(a) 484,615 at $0.55 per share – total $266,538.25 (b) Not applicable (c) Not applicable
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(b) Exercise of 484,615 MBPAQ unquoted Options. (b) Not applicable. (c) Not applicable.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(a) 5 August, 2005 (b) Not applicable. (c) Not applicable.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	254,410,601	MBP

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,459,800	MBPAQ
1,130,769	NIL
183,333	MBPAU

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Date: 8 August 2005

(Company secretary)

Print name: BELINDA SHAVE

== == == == ==

+ See chapter 19 for defined terms.

File No. 82-34880

Australian Securities & Investments Commission

RECEIVED AUG 17 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 192

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Metabolic Pharmaceuticals Limited

~~ACN~~/ABN
96 083 866 862

Corporate key
60124512

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Metabolic Pharmaceuticals Limited

ASIC registered agent number (if applicable)

Telephone number
(03) 9860 5700

Postal address
Level 3
509 St Kilda Road, Melbourne VIC 3004

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Belinda Shave

Capacity
☐ Director
☒ Company secretary

Signature
B Shave

Date signed
08/08/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
Ordinary	484,615	55 cents	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

08/08/05

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No